SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

First PacTrust Bancorp, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 per share
(Title of Class of Securities)

33589 V 10 1
(CUSIP Number)

Steven Sugarman
Managing Member
COR Capital LLC
233 Wilshire Boulevard, Suite 830
Santa Monica, California 90401
(310) 526-8400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 1, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box __.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 33589 V 10 1                                                                 13D

1	NAME OF REPORTING PERSON

COR Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ___	(b) x

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ______

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
33,806
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
33,806
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

33,806

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES ______

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.4%

14	TYPE OF REPORTING PERSON

OO

CUSIP NO. 33589 V 10 1                                                                 13D

1	NAME OF REPORTING PERSON

Sugarman Enterprises, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ___	(b) x

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ______

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
417,827
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
417,827
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

417,827

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES ______

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%

14	TYPE OF REPORTING PERSON

CO

CUSIP NO. 33589 V 10 1                                                                 13D

1	NAME OF REPORTING PERSON

Steven Sugarman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ___	(b) x

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ______

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
451,633
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
451,633

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

451,633

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES ______

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%

14	TYPE OF REPORTING PERSON

IN

Item 1.	Security and Issuer

This statement relates to the common stock, par value $0.01 per share (the “Voting Common Stock”), of First PacTrust Bancorp, Inc. (the “Issuer”), located at 610 Bay Boulevard, Chula Vista, California 91910.

Item 2.	Identity and Background

(a)           This statement is being filed by:

(i)           COR Capital LLC, a limited liability company organized under the laws of the State of Delaware (“COR Capital”), with respect to the shares of Voting Common Stock owned directly by it;

(ii)           Sugarman Enterprises, Inc., a corporation organized under the laws of the State of California (“Sugarman Enterprises”), with respect to the shares of Voting Common Stock directly owned by it.  Information regarding the directors, executive officers and control persons of Sugarman Enterprises is set forth in Appendix A hereto; and

(iii)           Mr. Steven Sugarman, with respect to the shares of Voting Common Stock directly owned by COR Capital and Sugarman Enterprises.

COR Capital, Sugarman Enterprises and Mr. Sugarman are hereinafter sometimes collectively referred to as the “Reporting Persons.”

(b) The address of the principal business and principal office of COR Capital is 233 Wilshire Boulevard, Suite 830, Santa Monica, California 90401. The address of the principal business and principal office of Sugarman Enterprises is 508 Ocampo Drive, Pacific Palisades, California 90272.  The business address of Mr. Sugarman is 233 Wilshire Boulevard, Suite 830, Santa Monica, California 90401.

(c) The principal business of COR Capital is serving as an investment advisor to separately managed accounts.  The principal business of Sugarman Enterprises is family investments.  Mr. Sugarman serves as the managing member of COR Capital.

(d) None of the Reporting Persons has, during the last five years, been (nor, to the best knowledge of the Reporting Persons, has any of the individuals listed in Appendix A been, during the last five years) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the past five years, been (nor, to the best knowledge of the Reporting Persons, has any of the individuals listed in Appendix A been, during the last five years) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) COR Capital is organized under the laws of the State of Delaware. Sugarman Enterprises is organized under the laws of the State of California.  Mr. Sugarman is a citizen of the United States of America.  Each of the individuals listed in Appendix A is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

    The shares of Voting Common Stock were initially purchased on behalf of COR Capital and Sugarman Enterprises by COR Investments I, LLC, a limited liability company organized under the laws of the State of Delaware (“COR Investments”), using working capital.  The shares were purchased by COR

Investments directly from the Issuer in connection with a private placement of the Issuer’s securities (the “Private Placement”) on November 1, 2010 at a price of $11.00 per share, for an aggregate purchase price of approximately $5.0 million.  The shares of Voting Common Stock held by COR Capital and Sugarman Enterprises were distributed to these entities in redemption of their membership interests in COR Investments.

To the best knowledge of the Reporting Persons, none of individuals listed in Appendix A has made any purchases of Voting Common Stock other than in connection with the transaction described above.

Item 4.	Purpose of Transaction

The purpose of the acquisition of the shares of Voting Common Stock by the Reporting Persons is for investment. Mr. Sugarman was appointed as a director of the Issuer on November 1, 2010. Other than in Mr. Sugarman’s capacity as a director of the Issuer, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the individuals listed in Appendix A, has any plans or proposals which relate to or would result in:

    (a)    the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

    (b)    an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

    (c)    a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

    (d)    any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

    (e)    any material change in the present capitalization or dividend policy of the Issuer;

    (f)    any other material change in the Issuer's business or corporate structure;

    (g)    changes in the Issuer’s charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

    (h)    causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    (i)    a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

    (j)    any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

A.	COR Capital

(a)
Aggregate number of shares beneficially owned: 33,806. Percentage 0.4% (The ownership percentages used herein are based on the 8,662,274 shares of Voting Common Stock outstanding as of November 1, 2010, according to the Issuer.)

(b)	Sole power to vote or direct the vote: 33,806 Shared power to vote or direct the vote: 0 Sole power to dispose or direct the disposition: 33,806 Shared power to dispose or direct the disposition: 0

(c)	Other than as described above in Item 3, no transaction in the Voting Common Stock was effected by COR Capital during the past 60 days.

(d)
Mr. Sugarman is the managing member of COR Capital and in that capacity directs its operations, including having the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Voting Common Stock held by COR Capital.

(e)	Not applicable.

B.	Sugarman Enterprises

(a)	Aggregate number of shares beneficially owned: 417,827. Percentage 4.8%

(b)	Sole power to vote or direct the vote: 417,827 Shared power to vote or direct the vote: 0 Sole power to dispose or direct the disposition: 417,827 Shared power to dispose or direct the disposition: 0

(c)	Other than as described above in Item 3, no transaction in the Voting Common Stock was effected by Sugarman Enterprises during the past 60 days.

(d)
Mr. Sugarman and his spouse, Ainslie Sugarman, own 100% of the outstanding stock of Sugarman Enterprises and, as such, have the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Voting Common Stock held by Sugarman Enterprises.

(e)	Not applicable.

C.	Steven Sugarman

(a)	Aggregate number of shares beneficially owned: 451,633. Percentage 5.2%

(b)	Sole power to vote or direct the vote: 0 Shared power to vote or direct the vote: 451,633 Sole power to dispose or direct the disposition: 0 Shared power to dispose or direct the disposition: 451,633

(c)	Other than as described above in Item 3, no transaction in the Voting Common Stock was effected by Mr. Sugarman during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

To the best knowledge of the Reporting Persons, other than with respect to the beneficial ownership by Mr. Sugarman reported above, none of the individuals identified in Appendix A beneficially owns any shares of Voting Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Issuer and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, except as follows:

(1)	There is filed as Exhibit 99 hereto a joint filing agreement pursuant to Rule 13d-1(k)(1).
(2)
Concurrent with the completion of the Private Placement, in consideration for consulting services provided to the Issuer prior to the completion of the Private Placement, COR Advisors, LLC, an affiliate of the Reporting Persons, was issued a warrant to purchase 1,395,000 shares of the Class B Non-Voting Common Stock of the Issuer, at an exercise price of $11.00 per share.

(3)
The subscription agreement for the Private Placement originally entered into by COR Capital and to which COR Investments became a party  (the “Subscription Agreement”) contains a restriction on transfer which may become applicable with respect to the shares reported herein to the extent the Federal Deposit Insurance Corporation (the “FDIC”) requires certain of the Issuer’s stockholders to agree to restrictions on the transfer of the Issuer’s common stock they own or acquire as a condition to the Company’s participation in FDIC-assisted acquisitions, in accordance with the FDIC’s Statement of Policy on Qualifications for Failed Bank Acquisitions. The Subscription Agreement also provides for registration rights with respect to the shares reported herein.  A copy of the Subscription Agreement was included as Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on July 27, 2010.

Item 7.	Material to be Filed as Exhibits

Exhibit 99 – Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COR CAPITAL, LLC

Date:	November 12, 2010	By:	/s/ Steven Sugarman
Steven Sugarman
Managing Member

SUGARMAN ENTERPRISES, INC.

By:	/s/ Steven Sugarman
Steven Sugarman
President

/s/ Steven Sugarman
Steven Sugarman

APPENDIX A

The name, present principal occupation or employment and the name and principal business of any corporation or other organization in which such employment is conducted, of each of the executive officers, directors and control persons of Sugarman Enterprises is set forth below.  The address of each person listed below is: c/o Sugarman Enterprises, 508 Ocampo Drive, Pacific Palisades, California 90272.

Name	Principal Occupation or Employment, if Other Than with Sugarman Enterprises

Steven Sugarman	Managing Member, COR Capital LLC and COR Advisors LLC

Ainslie Sugarman	Businesswoman

A-1